Exhibit 99.A

NewCo’s Named Executive Officers: Nick Dell’Osso, Jr. NewCo President and Chief Executive Officer Mr. Dell’Osso was appointed President and Chief Executive Officer in October 2021. He previously served as Executive Vice President and Chief Financial Officer since November 2010. Prior to that time, he served as Vice President – Finance and Chief Financial Officer of Chesapeake’s wholly owned midstream subsidiary Chesapeake Midstream Development, L.P. from August 2008 to November 2010. Before joining Chesapeake, Mr. Dell’Osso was an energy investment banker with Jefferies & Co. from 2006 to 2008 and Banc of America Securities from 2004 to 2006. He graduated from Boston College in 1998 and earned his M.B.A. from the University of Texas at Austin in 2003. Chris Lacy NewCo Executive Vice President, General Counsel and Corporate Secretary Mr. Lacy is Senior Vice President, General Counsel and Secretary of Southwestern Energy. He joined the company in 2014 as chief litigation counsel and has held various roles of progressively increasing responsibility. Before joining Southwestern Energy, Chris was with Dewey & LeBouef, LLP and Ahmad, Zavitsanos, Anaipakos, Alavi & Mensing P.C. and has nearly 20 years of experience representing clients in the energy industry. Chris earned his bachelor’s degree in Communication from the University of Texas and his juris doctorate degree from the University of Houston Law Center where he graduated summa cum laude and served as a Notes and Comments editor for the Houston Law Review. Mohit Singh NewCo Executive Vice President and Chief Financial Officer Mr. Singh was appointed Executive Vice President and Chief Financial Officer in December 2021. For the last six years, Mr. Singh has served on the executive leadership team at BPX Energy, the United States onshore subsidiary of BP. He most recently led the M&A, corporate land and reserves functions, having previously served as Head of Business Development and Exploration and as Senior Vice President – North Business Unit. Prior to joining BPX, Mr. Singh worked as an investment banker focused on oil and gas transactions for RBC Capital Markets and Goldman Sachs. A chemical engineer by training, he began his career at Shell Exploration & Production Company where he held business planning, reservoir engineering and research engineering roles of increasing importance. Mr. Singh earned a PhD in Chemical Engineering from the University of Houston, an MBA from the University of Texas and a BTech in Chemical Engineering from the Indian Institute of Technology.

Josh Viets NewCo Executive Vice President and Chief Operating Officer Mr. Viets was appointed Executive Vice President and Chief Operating Officer in February 2022. He most recently served as the Vice President, Delaware Basin in the Permian Basin Business Unit for ConocoPhillips. Mr. Viets began his career with ConocoPhillips in 2002, working in a variety of tech-nical and leadership roles in the U.S. and the United Kingdom. He has held leadership positions in operations, engineering, subsurface and asset management. Earlier in his career, he worked as a reservoir and production engineer supporting a diverse set of assets across the ConocoPhillips portfolio. Mr. Viets earned a Bachelor of Science in Petroleum Engineering from Colorado School of Mines in 2001.